ABX

12/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

09042941

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson & Strudwick Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East Main Street, 20th Floor
(No. and Street)

Richmond, Virginia 23219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George F. Nolde, III (804)344-3847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 1000 Richmond, Virginia 23219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
12/16

OATH OR AFFIRMATION

I, George F. Nolde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson & Strudwick, Inc., as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Virginia
City/County of RICHMOND

This instrument was acknowledged before me on 24th day of Nov., 20 09 by GEORGE F. NOLDE, III

Notary Public's Signature

Notary Public

MICHELLE E. CRAFT
NOTARY PUBLIC
REGISTRATION # 297105
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
DECEMBER 31, 2011

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Anderson & Strudwick, Inc. and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Anderson & Strudwick, Inc. and subsidiary (the Company) as of September 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Anderson & Strudwick, Inc. and subsidiary as of September 30, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 24, 2009

ANDERSON & STRUDWICK, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Consolidated Statement of Financial Condition

September 30, 2009

Assets

Cash	$	1,703,918
Receivable from clearing broker		1,072,433
Securities owned, at fair value or estimated fair value		2,769,563
Office equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $1,060,848)		388,160
Deposit with clearing broker		150,000
Loans and notes receivable from financial advisors, net		743,482
Income tax receivable		252,228
Other assets		410,056
Total assets	$	7,489,840

Liabilities and Stockholder's Equity

Payable to clearing broker	$	167,397
Securities sold, but not yet purchased, at fair value		10,501
Accrued compensation		1,740,803
Accounts payable, accrued expenses and other liabilities		628,726
Subordinated borrowings		250,000
Net deferred tax liability		278,733
Total liabilities		3,076,160
Stockholder's equity:		
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 82,046 shares.		82,046
Additional paid-in-capital		4,631,489
Accumulated deficit		(299,855)
Total stockholder's equity		4,413,680
Total liabilities and stockholder's equity	$	7,489,840

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization and Basis of Presentation

Anderson & Strudwick, Inc. (A&S or the Company) is a wholly owned subsidiary of Anderson & Strudwick Investment Corporation (ASIC). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 as well as an investment advisor registered under the Investment Advisors Act of 1940 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. A&S Financial Corporation, the Company's wholly owned subsidiary, offers the Company's customers participation in money market accounts. The Company clears all if its securities brokerage transactions through Pershing, LLC, a division of Bank of New York Mellon, on a fully disclosed basis, and the contractual arrangement between the Company and Pershing may be terminated at any time by either party with 60 days notice. Pershing holds all customer accounts. The majority of the Company's business is conducted in the Commonwealth of Virginia.

The consolidated statement of financial condition includes the accounts of Anderson & Strudwick, Inc. and its wholly owned subsidiary. All intercompany balances have been eliminated in consolidation.

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions for the reporting periods and as of the financial statement dates. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. Actual results could differ from those estimates. Management has evaluated the effects of subsequent events that have occurred subsequent to the period end September 30, 2009, and through November 2342009, which is the date this consolidated statement of financial condition was issued.

(b) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date. Customers' securities transactions are recorded on a settlement date basis. Customer securities positions are not reflected on the consolidated statement of financial condition as the Company does not have title to these assets.

Securities owned and securities sold, not yet purchased, are carried at fair value, and securities not readily marketable are carried at estimated fair value as determined by management.

(c) Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business. At September 30, 2009, there were no cash equivalents held by the Company.

(d) Fair Value

In 2009, the Company adopted the fair value guidance in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10. ASC Subtopic 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC Subtopic 820-10 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as the exit price). The fair value should be based on assumptions that market participants would use, including a consideration of nonperformance risk.

The Company assesses the inputs used to measure fair value using the three-tier hierarchy in accordance with ASC Subtopic 820-10. The hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market.

Level 1 Inputs include unadjusted quoted prices in active markets for identical assets or liabilities that we can access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets in active markets and observable inputs such as interest rates and yield curves.

Level 3 Inputs that are significant to the measurement that are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk).

Cash and cash equivalents, securities owned, and securities sold, not yet purchased are carried at fair value based on quoted prices, and securities not readily marketable are carried at estimated fair value.

Receivable from clearing broker, loans and notes receivable from financial advisors, and payable to clearing broker are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable rates of interest of certain of these instruments.

(e) Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of office furniture and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

(f) Income Taxes

The Company is included in the consolidated federal income tax return filed by ASIC. The Company is included in two combined/unitary returns with ASIC and files separate state income tax returns in four states. Income taxes are allocated on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from ASIC. The deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(g) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

(h) Other

Other assets consist primarily of prepaid expenses. Accounts payable, accrued expenses and other liabilities consist primarily of trade payables and other contractual obligations.

(2) Receivable from and Payable to Clearing Broker

Receivable from clearing broker represents fees and commissions earned on customer transactions, net of clearing fees and interest associated with both customer and Company transactions, which are due from the clearing broker.

Payable to clearing broker represents financing provided by the clearing broker to the Company and is collateralized by securities owned. Interest on this financing is charged by the clearing broker at the broker call rate. At September 30, 2009, the broker call rate was 2%.

(3) Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased at September 30, 2009 consist of the following, at fair value or estimated fair value:

		Securities owned	Securities sold, not yet purchased
Obligations of U.S. government	$	9	—
Investment in partnership		128,190	—
State and municipal obligations		5	—
Corporate bonds, debentures and notes		—	10,501
Corporate stocks		3,268	—
Warrants		2,638,091	—
Total	$	2,769,563	10,501

The Company owns certain securities, which are not readily marketable. These include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities of the Company. As of September 30, 2009, all of the Company's warrants were valued using a Black-Scholes model, as none of them trade on an active market. The fair values have been estimated using available data with respect to the strike price, term, risk-free rates, dividend yield (if any) and volatility associated with the underlying common stock. While the most significant assumption in estimating each warrant's fair value is volatility, these warrants generally relate to common stocks which are the result of recently issued initial public offerings (IPO's) and, therefore, the available volatility data is limited. Because of the inherent uncertainly in such valuations, the estimated fair values resulting from the Black-Scholes model may differ from the fair values that would have been used had a ready market for the investments existed, and such differences could be material. The investment in partnership is valued using the equity method which approximates fair value.

Based on the hierarchy of ASC Subtopic 820-10 described in note 1, the obligations of U.S. government, state and municipal obligations, corporate bonds, debentures and notes and corporate stock securities carried at fair value are classified as Level 1 investments. The warrants and the investment in partnership are classified as Level 3 investments.

(4) Net Capital and Reserve Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the Net Capital Rule) and elects to compute its net capital requirements in accordance with the aggregate indebtedness method. This method requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that minimum net capital may not be less than $250,000. At September 30, 2009, the Company had net capital, as defined, of $1,392,003, which was $1,142,003 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was 1.82 to 1 as of September 30, 2009. The Company is exempt from the reserve requirements for broker-dealers under Rule 15c3-3, subparagraph (k)(2)(ii), because the company does not hold securities accounts for customers or perform custodial functions relating to customer securities.

(5) Income Taxes

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of September 30, 2009 are presented below:

Deferred tax assets:		
Net operating loss carryfowards	$	639,209
Accrued rent expense		27,592
Accrued expenses		33,440
Other		254,979
Less valuation allowance		(92,737)
Total deferred tax assets		862,483
Deferred tax liabilities:		
Prepaid expenses	$	63,005
Office equipment and leasehold improvements, principally due to difference in depreciation		65,130
Mark to market on securities owned		973,871
Other		39,210
Total deferred tax liabilities		1,141,216
Net deferred tax liability	$	278,733

In establishing a valuation allowance with respect to deferred tax assets, management assesses whether it is more likely than not that some portion or all of the deferred tax assets will be realized in the future. A valuation allowance has been established as of September 30, 2009 for charitable contribution carryforwards and capital loss carryforwards that are not more likely than not to be realized.

The Company has a net operating loss carryforward in the amount of $1,683,901. This net operating loss will expire in 2029.

(Continued)

(6) Employee Benefit Plan

The Company has a profit sharing retirement plan as described in Section 401(k) of the IRC in which employees of the Company participate. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous services, as defined. Employees may elect to make salary reduction contributions up to the maximum amounts allowed under the IRC. The Company may provide discretionary or matching contributions at a rate to be determined annually.

ASIC has an employee stock ownership plan whereby employees of the Company may acquire shares of ASIC. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous service, as defined.

(7) Transactions with Affiliates and Related Parties

The Company receives advisory fees from certain affiliated companies. Additionally, the Company has non-interest bearing advances and loans receivable from employees and former employees of approximately $743,482, net of allowance for uncollectible amounts of $201,434 at September 30, 2009. Loans and notes to employees are loans are typically provided as incentives to new financial advisors. The loans and notes receivable from financial advisors are being forgiven over the term of each contract (generally five to seven years) if the financial advisors meet certain performance conditions. The Company entered into Financial Industry Regulatory Authority (FINRA) approved subordinated loan agreements aggregating $250,000 with several Company Directors during fiscal 2009. The subordinated loan agreements bear interest at 10% and are due June 30, 2010; repayment is subject to approval by FINRA.

(8) Commitments and Contingencies

(a) Leases

The Company leases its office space and equipment under operating leases expiring at various dates through 2019. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2009 are as follows:

Year ending September 30,		
2010	$	722,256
2011		498,980
2012		354,128
2013		311,960
2014		318,167
Thereafter		1,689,159
	$	3,894,650

Some of the Company's leases contain escalation clauses and renewal options.

Other Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions to Pershing, LLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearing agreement. In connection with this agreement, the Company has agreed to indemnify Pershing for losses that Pershing may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of September 30, 2009, substantially all customer obligations were collateralized by securities with fair value in excess of obligations.

As of September 30, 2009 the Company had a deposit of $150,000, with Pershing for the purpose of assuring performance under the clearing agreement.

(9) Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the accompanying consolidated financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2009.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's use of a third-party provider, Pershing, for maintenance and custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of temporary cash investments. At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places their cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Anderson & Strudwick, Inc.:

In planning and performing our audit of the consolidated financial statements of Anderson & Strudwick, Inc. (the Company), as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2009

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

SEC Mail Processing
Section

NOV 25 2009

Washington, DC
110

The Board of Directors
Anderson & Strudwick, Inc. and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by Anderson & Strudwick. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Anderson & Strudwick, Inc. and subsidiary's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Anderson & Strudwick, Inc. and subsidiary's management is responsible for the Anderson & Strudwick, Inc. and subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting general ledger detail schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related general ledger detail schedules supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2009

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Anderson & Strudwick, Inc.
707 E. Main St., 20th Fl.
Richmond, VA 23219
DEA – FINRA
SEC File number 8-18206
Fiscal year end: September 30

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christine H. Lane, CFO (804)344-3803

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 13,900

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1/06/09
Date Paid

C. Assessment balance due 13,750

D. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 13,750

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 13,750

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Anderson & Strudwick, Inc.
(Name of Corporation, Partnership or other organization)

Christine H. Lane
(Authorized Signature)

CFO
(Title)

Dated the 24th day of November, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sept 30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,408,091
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,976,129
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	388,361
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	2,376,842
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	47,282
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,243	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 59,673	
Enter the greater of line (i) or (ii)	59,673
Total deductions	4,848,287
2d. SIPC Net Operating Revenues	$ 5,559,804
2e. General Assessment @ .0025	$ 13,900

(to page 1 but not less than $150 minimum)

KPMG

ANDERSON & STRUDWICK, INC. AND SUBSIDIARY

(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Consolidated Statement of Financial Condition

September 30, 2009

(With Independent Auditors' Report Thereon)
and
Independent Auditors' Report on
Internal Control Required by Sec Rule 17a-5

ANDERSON & STRUDWICK, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

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